

September 10, 2012

<u>Via E-mail</u>
Ms. Shaza L. Andersen
Chief Executive Officer
WashingtonFirst Bankshares, Inc.
11921 Freedom Drive
Suite 250
Reston, Virginia 20190

Re: **WashingtonFirst Bankshares, Inc.**
Registration Statement on Form S-4
Filed August 13, 2012
File No. 333- 183255

Dear Ms. Andersen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to provide the following additional disclosures:

   - describe how and when a company may lose emerging growth company status;
   - a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - your election under Section 107(b) of the Act:

- o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Cover Page of Joint Proxy Statement/Prospectus

2. Please revise consistent with Item 501 and as follows:
- revise the third paragraph (and the notices and other descriptions of the terms of the transaction) to disclose the minimum and maximum aggregate consideration being paid to purchase all of the outstanding shares of Alliance and the minimum and maximum amount of cash and stock per share;
- revise the fourth paragraph to disclose that the merger is contingent on the "capital raising activities associated with the merger;"
- revise the fourth paragraph to disclose who will own the remaining thirty percent of stock that is not owned by former Alliance shareholders or existing Washington First shareholders and specify the respective amount beneficially owned by Endicott Opportunity Partners and Castle Creek Capital Partners; and
- revise the sixth paragraph to identify the "other matters" for which you are soliciting shareholder approval including the increase in number of authorized shares and amendments to the Equity Compensation Plan.

Questions and Answers about the Merger, page 1

3. Please revise the third question on page 1 relating to consideration to Alliance shareholders to disclose the following information:
- the minimum amount of consideration per share; and
- the amount of Alliance's shareholders equity as of December 31, 2011 and the amount as of the most recent date.

4. Please revise the first question on page 2 relating to consideration to explain the dilutive effects of the merger on shareholders of WashingtonFirst.

5. Please revise the third question on page 3 and the second third and fourth question
    on page 4 relating to the number of votes by WashingtonFirst shareholders to
    explain that officers and directors of Washington First beneficially own forty
    eight percent of the common stock so only two percent of the shares held by
    others is needed to approve the merger and the others matters

6. Please revise the fourth question on page 3 relating to the Authorized Shares
    Amendment as follows:
    *   disclose whether this Amendment is needed to effectuate the merger or
        whether you have enough authorized shares;
    *   disclose the number of shares of voting stock to be issued pursuant to "capital
        raising activities associated with the merger" and whether the Amendment is
        needed for those transactions;
    *   disclose the dilutive effects of the issuance of all 25 million shares on current
        shareholders;
    *   disclose that once these shares are authorized directors and officers can issue
        the shares without further shareholder approval.

7. Please revise the fifth question on page 3 relating to the Non-Voting Common
    Stock Amendment as follows:
    *   disclose whether this Amendment is needed to effectuate the merger;
    *   disclose the number of shares of non-voting stock to be issued pursuant to
        "capital raising activities associated with the merger" and the number
        remaining for future transactions;
    *   disclose the dilutive effects of the issuance of all 10 million shares on current
        shareholders;
    *   disclose that once these shares are authorized directors and officers can issue
        the shares without further shareholder approval.

8. Please add a question and answer on page 4 regarding the 2010 Equity
    Compensation Plan.

Summary, page 10

9. Please revise, consistent with Item 503(a), the section entitled "The Companies"
    on page 10 as follows:
    *   supplement your data regarding assets, loans, deposits and shareholder equity
        for each company to disclose revenues and net income for the past three fiscal
        years and the past two quarters;
    *   disclose that more than half of WashingtonFirst's loans are commercial real
        estate loans and almost 25 percent are commercial and industrial loans;

- disclose that ninety percent of Alliance's loans are real estate loans and forty three percent are commercial real estate loans;
- disclose that since 2009 Alliance has been subject to a Memorandum of Understanding with the Federal Reserve Bank and the Virginia Bureau of Financial Institutions, summarize the terms of the MOU and the provisions which you are have not satisfied in full and discuss the continued operation of the restrictions (which you refer to on page 50) ; and
- summarize the terms of WashingtonFirst's participation in the U.S. Department of Treasury's TARP program and the Small Business Lending Fund, including any requirements and limitations on activities.

10. Please add a section on page ten, consistent with Item 503(a), summarizing both the terms and the effects of WashingtonFirst's "capital raising activities" that are a prerequisite to the merger. State the aggregate amount of capital to be raised, the price per share and the aggregate number of shares to be issued and the dilutive effects. Discuss any restrictions on resale.

11. Please revise, consistent with Item 503(a), the section entitled "The Merger" on page 10 to summarize the most significant terms of the merger including the aggregate purchase price and the percentage of WashingtonFirst common stock that will be held by former Alliance shareholders.

12. Please revise, consistent with Item 503(a), the section entitled "Reasons for the Merger" on page 13 to supplement the cross references with summaries of the reasons for the merger. Explain how you will operate more efficiently and more profitability. Reconcile this claim with the history of losses at Alliance, Alliance's loan portfolio, the concentration of loans in the loan portfolio of both WashingtonFirst and Alliance in real estate in the Washington D.C. Area and your agreement to retain all Alliance employees and honor all Alliance employment agreements. Please discuss estimated cost savings which on page 19 you state you have calculated.

13. Please revise, consistent with Item 503(a), the section entitled "Alliance Board Recommendations to Alliance Shareholders " on page 14 to summarize the basis for the Board's recommendation to accept the consideration of $5.30 per share particularly in light of the higher price of $6.11 per share offered only six months earlier by Eagle Bank. Compare the terms of the WashingtonFirst and Eagle transactions and the basis for the Board's determination that each were in the best interests of shareholders.

14. Please revise, consistent with Item 503(a), the section entitled "What Alliance Shareholders Will Receive in the Merger" on page 15 as follows:

- revise the second paragraph to disclose the amount of shareholders equity as of December 31, 2011 and the amount as of the most recent practicable date; and
- revise the second paragraph to disclose the minimum amount of cash and or stock that Alliance shareholders will receive; and
- revise the third paragraph to disclose the dilutive effects of the capital raising and the merger on Washington First shareholders.

15. Please revise, consistent with Item 503(a), the section entitled "Conditions to Completion of the Merger" on page 15 to summarize the most significant conditions to the merger including the raising of at least $20 million and listing on NASDAQ.

16. Please revise the section, consistent with Item 503(a), relating to directors and officers of Alliance on page 16 as follows:
   - quantify the amount of compensation they will receive and whether it is more than they received as directors of Alliance;
   - disclose whether or not any officers have arrangements or understandings with WashingtonFirst for any future compensation;
   - disclose the amounts of any payments to any directors or officers; and
   - disclose whether or not the cash being paid to directors and officers for their options is counted towards the twenty percent limit on cash consideration being paid to shareholders.

17. Please revise the section, consistent with Item 503(a), relating to the rights of shareholders on page 17 to summarize the most significant differences in shareholder rights.

18. Please revise the section, consistent with Item 503(a), relating to the rights of shareholders on page 18 to disclose the calculations underlying your computation of pro forma calculations including the following:
   - the number of shares being issued to Alliance shareholders and the number of shares being issues to Endicott Opportunity Partners and Castle Creek Capital Partners; and
   - "restructuring costs" and "estimated costs savings" from the merger.

Unaudited Pro Form Consolidated Combined Financial Information
Notes to Unaudited Pro Forma Consolidated Combined Financial Data, page 81

Note 1 – Purchase Accounting Adjustments

19. In regard to pro forma Note 1(c), please confirm that the fair value adjustments made for loans, deposits, borrowings and certain other assets and liabilities (i.e. I the amounts disclosed are factually supportable.

20. Please revise to provide a pro forma note which clearly explains the allocation of "other fair value adjustments" (as described in Note 1(e)) in detail.

21. In regard to pro forma Note 1(f), please provide us with sufficient information to support the position that the net deferred tax asset valuation allowance should be reversed. In your response, please also address the accounting literature being followed.

22. Please revise pro forma Note 1(n) to disclose how the fair value adjustments to loans, investments, deposits and borrowings were determined in addition to how you determined the estimated lives of these respective assets acquired and liabilities assumed.

23. Please revise pro forma Note 1(q) to disclose how the adjustment to the basic and diluted common share amounts was determined. Further, the weighted average number of shares used in the calculation of the pro forma per share data should be disclosed in accordance with Rule 11-02(b)(7) of Regulation S-X.

Note 2 – Estimated Restructuring Costs, page 82

24. In regard to the restructuring costs disclosed please provide sufficient information to support that each of the individually identified amounts are both directly attributable to the transaction and factually supportable in accordance with 11-02(b)(6) of Regulation S-X.

Note 3 – New Capital, page 82

25. Please revise to disclose the names of the investors as well as the number of voting and non-voting common shares each will specifically acquire under the investment agreements and irrevocable subscriptions in conjunction with the contemporaneous consummation of the merger.

WashingtonFirst Bankshares, Inc.

Consolidated Statement of Comprehensive Income, page F-31

26. We note the investment securities were in a net gross unrealized loss position as of June 30, 2012 as disclosed in Note 3 on page F-40. Please provide us additional

information which supports the unrealized holding gains on securities disclosed
within the statement of comprehensive for the periods presented.

Notes to the Consolidated Financial Statements

Note 3- Investment Securities, page F-13

27. Please provide us with your other than temporary impairment analysis for your
investment in the Trapeza XIII Collateralized Debt Obligation, C-1 credit tranche
as of December 31, 2010 and December 31, 2011 and for each of the subsequent
quarterly periods of fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Marc D. Thomas at (202) 551-3452 or John P. Nolan, Senior
Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments
on the financial statements and related matters. You may contact either Jonathan E.
Gottlieb at (202) 551-3416 or me at (202) 551-3375 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director